TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

September 07, 2018

Dear Sir/ Madam,

Sub: Press release

Please find attached the press release titled "**Infosys and Temasek Announce Joint Venture in Singapore**"

This is for your information and records. The press release will also be made available on the Company's website, www.infosys.com

Thanking you.

Yours Sincerely,
For Infosys Limited

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

TEMASEK

Infosys®

Infosys and Temasek Announce Joint Venture in Singapore

New entity to support Temasek's Digital Transformation Journey

Singapore - September 7, 2018: Infosys (NYSE: INFY), a global leader in consulting, technology and next-generation services, today announced the formation of a joint venture with Temasek, the global investment company headquartered in Singapore. The joint venture will integrate teams from Infosys and the operations of Temasek's wholly owned subsidiary in Singapore, Trusted Source Pte Ltd ("Trusted Source" or the "joint venture"), which currently delivers IT services to Temasek and a number of other clients.

As part of the transaction, Infosys will acquire a 60% stake in the joint venture and Temasek will hold 40%. The agreement was signed by the parties last night and is effective immediately.

Infosys and Temasek see important synergy and strategic alignment in the joint venture. Infosys gains significant capacity in terms of workforce as it focuses on strengthening its footprint in Southeast Asia, while Temasek will see a rapid enhancement of its IT services through the augmented capabilities of the joint venture entity. Trusted Source will provide Temasek and its other clients in the region solutions and technologies across Cloud, Data & Analytics, Cybersecurity, Digital Experiences and AI & automation, and more.

The joint venture will support Temasek's digital transformation journey, managing a complex Cloud migration program that will enable Temasek to host its applications on a cloud platform.

Infosys and Temasek have named Shveta Arora, Vice President, Regional Head – South East Asia, as Chief Executive Officer. The joint venture will be headquartered in Singapore, and more than 200 employees and contractors from Trusted Source will be part of it on establishment, in addition to Infosys staff who will join over time.

In line with Infosys' commitment to invest in advanced technologies and skills for its workforce, employees of the joint venture will have access to the company's world class education and training capabilities that will enable them to provide excellent professional services and have rewarding career paths.

Mohit Joshi, President, Infosys, said, "Infosys will leverage its digital skills, learning capabilities and transformation experience to help enhance operations across Temasek's global business. Our joint venture with Temasek will accelerate our efforts in the region, enhancing our existing presence, as we help clients navigate the next journey in their business transformation. This development is a key element of our continued efforts to invest and have a presence in the regions in which we operate."

Jon Allaway, Chief Technology Officer, Temasek, said "We warmly welcome the opportunity to build this joint venture with Infosys, and provide those who support our business, at Trusted Source, the ability to further develop their careers with one of the world's leading technology service providers. The partnership will also help unlock new capabilities and technology platforms that help Temasek as the organization continues our growth as a Singapore-headquartered investor, with a global presence."

About Temasek

Incorporated in 1974, Temasek is a global investment company headquartered in Singapore.

Supported by a network of international offices in 11 locations in Asia, Americas and Europe, Temasek is the owner of a US$235 billion (S$308 billion) portfolio as at 31 March 2018, with two thirds underlying exposure to Singapore and the rest of Asia. Its investment activities are guided by four key themes and the long term trends they represent:

• Transforming Economies;
• Growing Middle Income Populations;
• Deepening Comparative Advantages; and
• Emerging Champions.

Temasek has offices in Singapore; and in New York, San Francisco, Washington D.C., São Paulo and Mexico City in the Americas; London in Europe; Beijing and Shanghai in China; Mumbai in India; and Hanoi in Vietnam.

For more information on Temasek, please visit www.temasek.com.sg. Connect with Temasek on social media: Facebook (Temasek); Twitter (@Temasek); Instagram (@temasekseen); LinkedIn (Temasek) and YouTube (Temasek Digital)

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visithttp://www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is mentioned at the beginning of the release, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Media contacts for Infosys:

Asia Pacific
Sarah Gideon
Infosys, India
+91 80 4156 5007
Sarah_Gideon@infosys.com

EMEA
Margherita Di Cerbo
Infosys, Europe
+44 2075162748
Margherita.DiCerbo@infosys.com

Americas
Chiku Somaiya
Infosys, USA
+1 408 375 2722
Chiku.Somaiya@infosys.com

Media contacts for Temasek:
Paul Ewing-Chow
Temasek Public Affairs
+65 6828 6651
PaulEwingChow@temasek.com.sg

Disclosure under SEBI Listing Regulations:

Name(s) of parties with whom the agreement is entered	Infosys Consulting Pte Limited ("IC"), a wholly owned subsidiary of Infosys Limited (IL) and Franklin Investments Pte Limited ("Franklin"), wholly and ultimately owned subsidiary of Temasek Holdings (Private) Limited ("Temasek"). Temasek is a global investment company headquartered in Singapore. Founded in 1974, it has 11 offices globally, owning a portfolio of SGD 308 bn (as at 31 March 2018). Infosys is a global leader in technology services and consulting with presence in 45 countries employing 200,000 innovators. Infosys earned revenues of US$ 10.9 billion for the financial year ending March 31 2018.
Date on which the agreement has been entered into	September 6, 2018
Expected date of completion of investment	On or before March 31, 2019.
Purpose of entering into the agreement	Temasek's IT services are currently delivered by its wholly owned subsidiary in Singapore, Trusted Source Pte. Ltd. ("TSPL"), which will be the new joint venture entity. As part of the transaction, IC will acquire a 60% stake in TSPL, by way of an acquisition of existing shares and a subscription of new shares in TSPL, and Franklin will hold the remaining 40%.
Consideration for the investment	Up to SGD 12 million excluding adjustments for working capital, cash and net debt on closing.
Nature of consideration	Cash
Brief details of any governmental or regulatory approvals required for the acquisition	Nil
Amount and percentage of the turnover or revenue or income and net worth contributed by JV during the last financial year	Not applicable
Brief details of buyers and whether any of the buyers belong to the promoter/promoter group/group companies. If yes, details thereof.	Not applicable
Shareholding, if any, in the entity with whom the agreement is executed	Nil

Whether, the said parties are related to promoter/promoter group / group companies in any manner. If yes, nature of the relationship.	No
Whether, the transaction would fall within related party transactions? If yes, whether the same is done at “arms-length”.	No
In case of termination or amendment of agreement, listed entity shall disclose additional details to stock exchanges	Not applicable.
Significant terms of the agreement	As part of the terms of the joint venture, the CEO of TSPL will be appointed by IC and the Chairman will be appointed by Franklin. The board of TSPL will comprise of 5 members of which 3 are to be appointed by IC and the remaining 2 by Franklin.